Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt announces cost savings at Inata Gold Project

    TORONTO, Feb. 5 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that it has bought the Brocks Creek Plant. All terms of the purchase of the processing plant for the Inata Gold Project in Burkina Faso, West
Africa were completed in December, 2006 and the process of determining the costs and timetables to refurbish the plant to bring the equipment to "as new"
condition has been completed. Preparations for the subsequent dismantling, relocation and refurbishment have now begun.
    All equipment on site at the plant has recently been subject to extensive review by GBM Metals Engineering Consultants, who have outlined a dismantling program scheduled to begin in late April/May 2007, to coincide with the end of the wet season. The engineers' scope of work was to determine the work needed and costs associated with the refurbishment required to the plant. Preliminary reports indicate that the equipment is in better condition than originally anticipated, resulting in a reduction in both cost and time required to complete the refurbishment. In line with the final recommendations from the engineers, it is now being determined which auxiliary parts of the structure will be re-used, and which will be sold.
    Ongoing work at Belahouro includes a recent re-design of the dam structure which will be providing process water to the mill. Initial results indicate that the dam's wall can be reduced in length from 4.5km to approximately 2.5km with associated cost savings. Geotechnical reviews of the plant site, camp and access road are in progress.
    Goldbelt is expecting an updated reserve/resource evaluation on the Inata
Gold Project to be completed in March, which will incorporate the +35,000m of drilling undertaken in 2006.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com./
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 14:54e 05-FEB-07